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                                                  |        SEC FILE NUMBER     |
                                                  |          000-31539         |
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   |X| Form 10-K    |_| Form 20-F    |_| Form 11-K    |_| Form 10-Q
               |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

      For Period Ended:  December 31, 2007
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               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ----------------------------------

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|    Nothing in this form shall be construed to imply that the Commission has  |
|                   verified any information contained herein.                 |
|                                                                              |
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

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PART I -- REGISTRANT INFORMATION

Bodisen Biotech, Inc.
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Full Name of Registrant


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Former Name if Applicable

Room 2001, FanMei Building, No. 1 Naguan Zhengjie
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Address of Principal Executive Office (Street and Number)

Xi'an, Shaanxi 710068, People's Republic of China
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As discussed in the Company's previous filings with the Commission on Form 8-K and on Form 8-K/A, the Company changed its independent public accountants in 2007. Due in part to this change the Company has experienced difficulties in assembling all of the necessary information required to be included in its annual report on Form 10-K, including financial information, with sufficient time to permit timely filing of its annual report on Form 10-K.

      The Company plans to file its Form 10-K for the year ended December 31, 2007 as soon as possible.


PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Chunsheng Wang                                       +86.29.87895373
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      (Name)                    (Area Code)                (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                                 Yes |X|  No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 Yes |X|  No |_|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As described in the Company's quarterly reports on Forms 10-Q for the first three fiscal quarters of the year ended December 31, 2007, the Company has experienced declining revenues as compared to the corresponding fiscal quarters for the prior year. The reasons for these declining revenues are set forth in the Company's quarterly reports and include the negative impact on the Company's reputation as a result of the Company being delisted by the American Stock Exchange and abnormal seasonal weather, which affected crop plantings and decreased the demand for its products. In addition, the Company has recorded a bad debt allowance to reflect the fact that many of its customers have not been able to pay the Company for products shipped. Accordingly, the Company expects to report significantly lower revenues for this annual report on Form 10-K as compared to prior years.

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                              Bodisen Biotech, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2008                            By  /s/ Bo Chen
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                                                 President, Chief Executive
                                                 Officer